Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Northern Saskatchewan Operations Update

May 10, 2026

Cameco (TSX: CCO; NYSE: CCJ) today provided an operational update for our northern Saskatchewan sites amidst flooding in the region, which is impacting roadways.

Our northern Saskatchewan sites are not directly impacted by flood waters. However, flooding has caused the collapse of the Smoothstone River Bridge, which is on the primary route we use to transport supplies to the McArthur River and Key Lake sites, and there are restrictions in place on the use of an alternative roadway. We are in regular contact with the Saskatchewan Ministry of Highways, and we are working with our sites to minimize the impact of delivery disruptions. However, we have temporarily halted production activities at Key Lake mill and reduced activity at McArthur River mine until the normal delivery of critical operating materials can resume. The timeline for the resumption of normal deliveries is currently unknown.

At present, the Cigar Lake mine continues to operate, and our consolidated annual production plan remains unchanged. Depending on the duration of the road restrictions and our ability to make deliveries of critical operating materials, there is a risk that our 2026 production outlook for the McArthur River/Key Lake operation could be impacted.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com